First Quarter Report

MANAGEMENT'S DISCUSSION & ANALYSIS

2023

WHEATON™
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2023
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2023 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2022 audited consolidated financial statements, the related MD&A and the 2022 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 41 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 4, 2023.

Table of Contents

Operational Overview
Highlights
Outlook
Mineral Stream Interests
Mineral Royalty Interests
Long-Term Equity Investments
Quarterly Financial Review 1
Results of Operations and Operational Review
Liquidity and Capital Resources
Share Capital
Financial Instruments
Future Changes to Accounting Policies
Non-IFRS Measures
Subsequent Events
Controls and Procedures
Attributable Reserves and Resources
Cautionary Note Regarding Forward-Looking Statements

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5
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7
9
10
13
14
20
27
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29
33
33
34
41

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of March 31, 2023, the Company has 28 long-term purchase agreements (three of which are early deposit agreements), with 22 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or "PMPA") relating to 20 mining assets which are currently operating, 12 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended March 31, 2023, the per ounce price paid by the Company for the metals acquired under the agreements averaged $496 for gold, $5.07 for silver, $294 for palladium and $3.32 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

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Operational Overview
	Q1 2023	Q1 2022	Change
Units produced
Gold ounces	73,037	78,054	(6.4)%
Silver ounces	4,927	6,225	(20.9)%
Palladium ounces	3,705	4,488	(17.4)%
Cobalt pounds	124	234	(47.0)%
Gold equivalent ounces [2]	141,831	165,555	(14.3)%
Units sold
Gold ounces	62,605	77,901	(19.6)%
Silver ounces	3,749	5,553	(32.5)%
Palladium ounces	2,946	4,075	(27.7)%
Cobalt pounds	323	511	(36.8)%
Gold equivalent ounces [2]	117,383	159,082	(26.2)%
Change in PBND and Inventory [3]
Gold ounces	6,880	(3,623)	(10,503)
Silver ounces	388	(288)	(676)
Palladium ounces	653	(95)	(748)
Cobalt pounds	(207)	(293)	(86)
Gold equivalent ounces [2]	10,449	(10,419)	(20,868)
Per unit metrics
Sales price
Gold per ounce	$1,904	$1,870	1.8%
Silver per ounce	$22.85	$24.19	(5.5)%
Palladium per ounce	$1,607	$2,339	(31.3)%
Cobalt per pound	$15.04	$34.61	(56.5)%
Gold equivalent per ounce [2]	$1,827	$1,931	(5.4)%
Cash costs [4]
Gold per ounce [4]	$496	$477	(4.0)%
Silver per ounce [4]	$5.07	$5.10	0.6%
Palladium per ounce [4]	$294	$394	25.4%
Cobalt per pound [4,5]	$3.30	$5.76	42.7%
Gold equivalent per ounce [2,4]	$443	$440	(0.7)%
Cash operating margin [4]
Gold per ounce [4]	$1,408	$1,393	1.1%
Silver per ounce [4]	$17.78	$19.09	(6.9)%
Palladium per ounce [4]	$1,313	$1,945	(32.5)%
Cobalt per pound [4]	$11.74	$28.85	(59.3)%
Gold equivalent per ounce [2,4]	$1,384	$1,491	(7.2)%
Total revenue	$214,465	$307,244	(30.2)%
Gold revenue	$119,196	$145,675	(18.2)%
Silver revenue	$85,678	$134,332	(36.2)%
Palladium revenue	$4,735	$9,533	(50.3)%
Cobalt revenue	$4,856	$17,704	(72.6)%
Net earnings	$111,391	$157,467	(29.3)%
Per share	$0.246	$0.349	(29.5)%
Adjusted net earnings [4]	$104,431	$158,007	(33.9)%
Per share [4]	$0.231	$0.350	(34.0)%
Operating cash flows	$135,104	$210,540	(35.8)%
Per share [4]	$0.299	$0.467	(36.0)%
Dividends declared ⁶	$67,910	$67,687	0.3%
Per share	$0.15	$0.15	0.0%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)	Please refer to the tables on pages 15 and 16 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces ("GEOs").
3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 29 of this MD&A.
5)
Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

6)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Highlights
Operations
•	For the three months ended March 31, 2023, relative to the comparable period of the prior year:
o
Production amounted to 141,800 gold equivalent ounces ("GEOs"), consistent with the fourth quarter of 2022 and slightly above Company expectations, despite the disposal of the Yauliyacu PMPA in the prior quarter, and a decrease of 14% relative to the comparable period of the prior year, primarily due to the closure of the 777 mine and the termination of the Yauliyacu and Keno Hill PMPAs coupled with lower production from Peñasquito and Antamina.

o
Revenue amounted to $214 million (56% gold, 40% silver, 2% palladium and 2% cobalt), with the $93 million decrease being primarily due to the cessation of production from Yauliyacu, 777 and Keno Hill coupled with relative changes in the GEO’s produced but not yet delivered and a 5% decrease in realized commodity prices.

o	Gross margin amounted to $118 million, with the $62 million decrease being driven by the lower revenue, partially offset by a lower cost of sales.
o	Net earnings amounted to $111 million, with the $46 million decrease being due primarily to the lower gross margin, partially offset by higher interest income coupled with an income tax recovery.
o	Adjusted net earnings amounted to $104 million, with the $54 million decrease being due primarily to the lower gross margin, partially offset by higher interest income.
o
Operating cashflow amounted to $135 million, with the $75 million decrease being due primarily to the lower cash operating margin and the payout of the Company’s performance share units in the first quarter of 2023 while in 2022 they were paid in the second quarter.

•	On May 4, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share.

Other
•	During the first quarter of 2023, the Company made an upfront cash payment of $31 million relative to the Goose PMPA.
•
Subsequent to the quarter, B2Gold Corp. (“B2Gold”) completed its acquisition of all the issued and outstanding common shares of Sabina Gold & Silver Corp. (“Sabina”), and in conjunction with this acquisition, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million.

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Outlook1
Wheaton's estimated attributable production in 2023 is forecast to be 320,000 to 350,000 ounces of gold, 20.0 to 22.0 million ounces of silver, and 22,000 to 25,000 gold equivalent ounces (“GEOs”) of other metals, resulting in production of approximately 600,000 to 660,000 GEOs2, unchanged from previous guidance. For the five-year period ending in 2027, the Company estimates that average annual production will amount to 810,000 GEOs2, while for the ten-year period ending in 2032, the Company estimates that average annual production will amount to 850,000 GEOs2, also unchanged from previous guidance.

From a liquidity perspective, the $800 million of cash and cash equivalents as at March 31, 2023 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2 Gold equivalent forecast production for 2023 and the longer term outlook are based on the following commodity price assumptions: $1,850 / ounce gold, $24 / ounce silver, $1,800 ounce palladium, $1,100 / ounce platinum and $18.75 / pound of cobalt. Other metal includes palladium, platinum and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the Salobo III mine expansion project. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury. Ounces produced represent the quantity of silver, gold, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions.
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Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q1-2023 Inventory & PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$420	$ 3,059,360	$ 1,903,165	1,802,145	44,303	LOM	28-Feb-13
Sudbury ⁵	Vale	CAN	70%	$400	623,572	265,891	263,848	10,214	20 years	28-Feb-13
Constancia	Hudbay	PER	50%	$416	135,000	155,395	135,861	5,864	LOM	8-Aug-12
San Dimas	FM	MEX	variable ⁶	$624	220,000	213,770	205,741	3,009	LOM	10-May-18
Stillwater ⁷	Sibanye	USA	100%	18% of spot	237,880	71,794	53,263	4,902	LOM	16-Jul-18
Other					576,845	232,378	235,790	1,190
Minto	MNTO	CAN	100% ⁸	65%² of spot					LOM	20-Nov-08
Copper World	Hudbay	USA	100%	$450					LOM	10-Feb-10
Marmato ⁹	Aris	CO	10.5% ⁹	18% of spot					LOM	5-Nov-20
Santo Domingo	Capstone	CHL	100% ¹⁰	18% of spot					LOM	24-Mar-21
Fenix	Rio2	CHL	6% ¹¹	18% of spot					LOM	15-Nov-21
Blackwater	Artemis	CAN	8% ¹²	35% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	50% ¹³	18% of spot					LOM	17-Jan-22
Marathon	Gen Mining	CAN	100% ¹⁴	18% of spot					LOM	26-Jan-22
Goose	B2Gold	CAN	2.78% ¹⁵	18% of spot					LOM	08-Feb-22
					$ 4,852,657	$ 2,842,393	2,696,648	69,482
Silver
Peñasquito	Newmont	MEX	25%	$4.43	$ 485,000	$ 1,333,743	77,279	749	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹⁶	20% of spot	900,000	631,019	41,376	1,733	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.14	294,900	194,315	15,435	473	LOM	8-Aug-12
Other					609,347	1,287,199	60,176	268
Los Filos	Equinox	MEX	100%	$4.60					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.60					LOM	8-Dec-04
Stratoni	Eldorado	GRC	100%	$11.54					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.42					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% ¹⁷	50% of spot					50 years	5-Jun-07
Minto	MNTO	CAN	100%	$4.39					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Copper World	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a ¹⁸
Marmato ⁹	Aris	CO	100% ⁹	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50% ¹⁹	10% of spot					LOM	11-Dec-20
Blackwater	Artemis	CAN	50% ¹²	18% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	75% ¹³	18% of spot					LOM	17-Jan-22
					$ 2,289,247	$ 3,446,276	194,266	3,223
Palladium
Stillwater ⁷	Sibanye	USA	4.5% ²⁰	18% of spot	$ 262,120	$ 137,574	86,815	5,751	LOM	16-Jul-18
Platinum
Marathon	Gen Mining	CAN	22% ¹⁴	18% of spot	$ 9,367	$ -	-	-	LOM	26-Jan-22
Cobalt
Voisey's Bay	Vale	CAN	42.4% ²¹	18% of spot	$ 390,000	$ 36,350	2,248	683	LOM	11-Jun-18
Total					$ 7,803,391	$ 6,462,593

1)
Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 23 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 24 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of March 31, 2023, the Company has received approximately $266 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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6)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
9)
Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

10)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
11)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

12)
Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

13)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

14)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
15)
During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0%.

16)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
17)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
18)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
19)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
20)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

21)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests
Salobo – Mill Throughput Expansion
Vale reports that the Salobo III mine expansion project, which will increase the mill throughput by 50%, successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.

Voisey’s Bay – Underground Mine Extension
Vale reports that physical completion of the Voisey’s Bay underground mine extension was 83% at the end of the first quarter. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

Updates on the Development Mineral Stream Interests
Copper World Project
In January 2023, Hudbay Minerals Inc. (“Hudbay”) received an approved right-of-way from the Arizona State Land Department that will allow for infrastructure such as roads, pipelines and powerlines, to connect between the properties in the company’s private land package at Copper World. Subsequent to the quarter, Hudbay announced the receipt of confirmation from the Army Corps of Engineers that Hudbay’s previous surrender of the Section 404 Clean Water Act permit for the former Rosemont project was formally accepted and revoked as requested. Clearing and grading work to prepare for the Copper World site, including the construction of roads and other facilities, continues to be underway. Pre-feasibility activities for the private land Phase I of the Copper World project are well-advanced and a pre-feasibility study is expected to be released in mid-2023.

Blackwater Project
Artemis Gold Inc. (“Artemis”) announced the approval of its BC Mines Act Permit, the final step required to allow Artemis to commence major works construction activities at the Blackwater Mine, with the expectation of an initial gold pour in the second half of 2024. In addition, Artemis announced that it issued a purchase order to Finning Canada for the primary and ancillary mining fleet required for the initial Phase 1 of operations. Equipment deliveries to site are planned to commence late in the fourth quarter of 2023 and continue throughout the first half of 2024, in preparation for the pre-strip-mining phase. The entire fleet is expected to be “shovel ready” during the second half of 2024, to meet Artemis’s operational readiness objectives and commence operations.

Marathon Project
Generation Mining Limited (“Gen Mining”) announced positive results on the updated Feasibility Study for the Marathon Project, presenting an optimized design with increased process plant throughput. Additionally, Gen Mining finalized an offtake term sheet with Glencore for copper concentrate, containing copper, palladium, platinum, gold, and silver. Finally, Gen Mining has executed a mandate letter to arrange a senior secured project finance facility of up to $400 million, with a syndicate including Export Development Canada, together with ING Capital LLC and Societe Generale S.A. acting as the Mandated Lead Arrangers. This represents a key milestone in the project financing process for the development of the Marathon Project.

Goose Project
On April 12, 2023, Sabina announced that the shareholders approved the proposed acquisition by B2Gold of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [8]

the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. B2Gold continues to advance construction of the Goose project, moving toward commencement of production in 2025 and initiating an exploration program to further define untapped potential and unlock further opportunities for growth.

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	13,750	126,250	140,000	25% ³	100% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$46,102	$322,250	$368,352
1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 24 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Mineral Royalty Interests
The Company has a 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”).  The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

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Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at March 31, 2023 and December 31, 2022:

	March 31	December 31
(in thousands)	2023	2022
Common shares held	$308,330	$255,535
Warrants held	738	560
Total long-term equity investments	$309,068	$256,095

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three months ended March 31, 2023 and 2022 is presented below:

Common Shares Held

	Three Months Ended March 31, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2023	Realized Loss on Disposal
Bear Creek	13,264	8.58%	$ 7,443	$ -	$ -	$ (680)	$ 6,763	$ -
Sabina	31,095	5.56%	30,535	-	-	16,569	47,104	-
Kutcho	18,640	14.79%	3,097	-	-	897	3,994	-
Hecla	35,012	5.76%	194,668	-	-	26,960	221,628	-
Other			19,792	8,168	(27)	908	28,841	(990)
Total			$ 255,535	$ 8,168	$ (27)	$ 44,654	$ 308,330	$ (990)

1)	Disposals during 2023 were made as a result of the acquisition of the companies to which the shares relate by unrelated third-party entities.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).

	Three Months Ended March 31, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Mar 31, 2022	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 12,764	$ -	$ -	$ (1,406)	$ 11,358	$ -
Sabina	28,531	5.41%	13,381	17,200	-	3,895	34,476	-
Kutcho	18,640	16.09%	-	11,721	-	(3,219)	8,502	-
Other			33,796	2,391	-	821	37,008	-
Total			$ 59,941	$ 31,312	$ -	$ 91	$ 91,344	$ -

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [10]

Summary of Units Produced
	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Gold ounces produced ²
Salobo	43,677	37,939	44,212	34,129	44,883	48,235	55,205	55,590
Sudbury [3]	6,221	5,270	3,437	5,289	5,362	4,379	148	4,563
Constancia	6,905	10,496	7,196	8,042	6,311	9,857	8,533	5,525
San Dimas [4]	10,754	10,037	11,808	10,044	10,461	13,714	11,936	11,478
Stillwater [5]	1,960	2,185	1,833	2,171	2,497	2,664	2,949	2,962
Other
Minto	3,063	2,567	3,050	2,480	4,060	3,506	1,703	3,206
777 [6]	-	-	-	3,509	4,003	4,462	4,717	5,035
Marmato	457	533	542	778	477	479	433	1,713
Total Other	3,520	3,100	3,592	6,767	8,540	8,447	6,853	9,954
Total gold ounces produced	73,037	69,027	72,078	66,442	78,054	87,296	85,624	90,072
Silver ounces produced [2]
Peñasquito	2,077	1,761	2,017	2,089	2,219	2,145	2,180	2,026
Antamina	872	1,107	1,377	1,379	1,260	1,366	1,548	1,558
Constancia	552	655	564	584	506	578	521	468
Other
Los Filos [7]	28	14	21	35	42	37	17	26
Zinkgruvan	525	664	642	739	577	482	658	457
Yauliyacu [8]	-	261	463	756	637	382	372	629
Stratoni [9]	-	-	-	-	-	129	18	164
Minto	29	33	33	25	45	44	25	33
Neves-Corvo	352	369	323	345	344	522	362	408
Aljustrel	343	313	246	292	287	325	314	400
Cozamin	141	157	179	169	186	213	199	183
Marmato	8	9	7	8	11	7	10	39
Keno Hill [10]	-	-	-	48	20	30	44	55
777 [6]	-	-	-	80	91	96	81	83
Total Other	1,426	1,820	1,914	2,497	2,240	2,267	2,100	2,477
Total silver ounces produced	4,927	5,343	5,872	6,549	6,225	6,356	6,349	6,529
Palladium ounces produced ²
Stillwater [5]	3,705	3,869	3,229	3,899	4,488	4,733	5,105	5,301
Cobalt pounds produced ²
Voisey's Bay	124	128	226	136	234	381	370	380
GEOs produced [11]	141,831	143,400	153,684	156,570	165,555	178,219	176,705	183,779
Average payable rate [2]
Gold	95.1%	94.9%	95.1%	95.1%	95.2%	96.0%	96.0%	95.8%
Silver	83.2%	83.5%	85.6%	85.8%	86.2%	86.0%	86.6%	86.9%
Palladium	96.0%	91.7%	95.0%	94.6%	92.7%	92.2%	94.5%	95.0%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [11]	89.7%	89.2%	90.3%	90.3%	90.6%	91.4%	91.3%	91.8%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces; Q4 2021 - 544,000 ounces; Q3 2021 - 472,000 ounces; Q2 2021 - 467,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	Operations at Los Filos were temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [11]

Summary of Units Sold
	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Gold ounces sold
Salobo	35,966	41,029	31,818	48,515	42,513	47,171	35,185	57,296
Sudbury [2]	4,368	4,988	5,147	7,916	3,712	965	1,915	6,945
Constancia	6,579	6,013	6,336	7,431	10,494	6,196	8,159	2,321
San Dimas	10,651	10,943	10,196	10,633	10,070	15,182	11,346	11,214
Stillwater [3]	2,094	1,783	2,127	2,626	2,628	2,933	2,820	2,574
Other
Minto	2,341	2,982	2,559	2,806	3,695	2,462	1,907	2,359
777	126	785	3,098	3,629	4,388	4,290	5,879	5,694
Marmato	480	473	719	781	401	423	438	1,687
Total Other	2,947	4,240	6,376	7,216	8,484	7,175	8,224	9,740
Total gold ounces sold	62,605	68,996	62,000	84,337	77,901	79,622	67,649	90,090
Silver ounces sold
Peñasquito	1,483	2,066	1,599	2,096	2,188	1,818	2,210	1,844
Antamina	814	1,114	1,155	1,177	1,468	1,297	1,502	1,499
Constancia	366	403	498	494	644	351	484	295
Other
Los Filos	34	16	24	41	42	17	12	42
Zinkgruvan	520	547	376	650	355	346	354	355
Yauliyacu	-	337	1,005	817	44	551	182	601
Stratoni	-	-	-	(2)	133	42	41	167
Minto	29	23	22	21	31	27	24	29
Neves-Corvo	171	80	105	167	204	259	193	215
Aljustrel	205	156	185	123	145	133	155	208
Cozamin	119	150	154	148	177	174	170	168
Marmato	7	7	8	11	8	8	10	35
Keno Hill	1	1	30	30	27	24	51	33
777	-	35	73	75	87	69	99	109
Total Other	1,086	1,352	1,982	2,081	1,253	1,650	1,291	1,962
Total silver ounces sold	3,749	4,935	5,234	5,848	5,553	5,116	5,487	5,600
Palladium ounces sold
Stillwater [3]	2,946	3,396	4,227	3,378	4,075	4,641	5,703	3,869
Cobalt pounds sold
Voisey's Bay	323	187	115	225	511	228	131	395
GEOs sold [4]	117,383	138,218	135,179	165,766	159,082	152,826	145,704	170,500
Cumulative payable units PBND [5]
Gold ounces	69,482	62,602	65,978	59,331	81,365	84,989	80,819	66,238
Silver ounces	3,223	2,835	3,467	3,573	3,912	4,200	3,845	3,802
Palladium ounces	5,751	5,098	5,041	6,267	5,535	5,629	5,619	6,822
Cobalt pounds	285	257	402	280	550	596	637	777
GEO [4]	119,775	106,946	119,936	114,617	143,075	150,991	142,620	130,081
Inventory on hand
Cobalt pounds	398	633	556	582	410	657	488	134
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [12]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q1 2023		Q4 2022		Q3 2022		Q2 2022		Q1 2022		Q4 2021		Q3 2021		Q2 2021
Gold ounces sold	xx	62,605	xx	68,996	xx	62,000	xx	84,337	xx	77,901	xx	79,622	xx	67,649	xx	90,090
Realized price [2]		$1,904		$1,725		$1,728		$1,872		$1,870		$1,798		$1,795		$1,801
Gold sales		$119,196		$119,051		$107,128		$157,842		$145,675		$143,187		$121,416		$162,293
Silver ounces sold		3,749		4,935		5,234		5,848		5,553		5,116		5,487		5,600
Realized price [2]		$22.85		$21.52		$19.16		$22.27		$24.19		$23.36		$23.80		$26.69
Silver sales		$85,678		$106,175		$100,270		$130,228		$134,332		$119,504		$130,587		$149,455
Palladium ounces sold		2,946		3,396		4,227		3,378		4,075		4,641		5,703		3,869
Realized price [2]		$1,607		$1,939		$2,091		$2,132		$2,339		$1,918		$2,426		$2,797
Palladium sales		$4,735		$6,586		$8,838		$7,203		$9,533		$8,902		$13,834		$10,822
Cobalt pounds sold		323		187		115		225		511		228		131		395
Realized price [2]		$15.04		$22.62		$22.68		$34.01		$34.61		$28.94		$23.78		$19.82
Cobalt sales		$4,856		$4,239		$2,600		$7,649		$17,704		$6,604		$3,120		$7,823
Total sales		$214,465		$236,051		$218,836		$302,922		$307,244		$278,197		$268,957		$330,393
Cash cost [2,3]
Gold / oz		$496		$475		$474		$465		$477		$472		$464		$450
Silver / oz		$5.07		$5.00		$5.59		$5.61		$5.10		$5.47		$5.06		$6.11
Palladium / oz		$294		$357		$353		$408		$394		$340		$468		$503
Cobalt / lb [4]		$3.30		$16.52		$7.21		$6.86		$5.76		$4.68		$5.15		$4.41
Depletion [2]
Gold / oz		$360		$357		$353		$369		$321		$338		$337		$390
Silver / oz		$4.48		$4.98		$5.84		$5.28		$4.78		$5.57		$5.21		$5.40
Palladium / oz		$408		$399		$399		$399		$399		$442		$442		$442
Cobalt / lb		$13.85		$13.72		$13.63		$10.40		$8.17		$8.17		$8.17		$8.17
Net earnings		$111,391		$166,125		$196,460		$149,074		$157,467		$291,822		$134,937		$166,124
Per share
Basic		$0.246		$0.367		$0.435		$0.330		$0.349		$0.648		$0.300		$0.369
Diluted		$0.246		$0.367		$0.434		$0.330		$0.348		$0.646		$0.299		$0.368
Adjusted net earnings [3]		$104,431		$103,744		$93,878		$149,283		$158,007		$132,232		$137,087		$161,626
Per share
Basic		$0.231		$0.229		$0.208		$0.331		$0.350		$0.293		$0.304		$0.359
Diluted		$0.230		$0.229		$0.208		$0.330		$0.350		$0.293		$0.303		$0.358
Cash flow from operations		$135,104		$172,028		$154,497		$206,359		$210,540		$195,290		$201,287		$216,415
Per share [3]
Basic		$0.299		$0.381		$0.342		$0.457		$0.467		$0.433		$0.447		$0.481
Diluted		$0.298		$0.380		$0.342		$0.456		$0.466		$0.432		$0.446		$0.480
Dividends declared		$67,910		$67,797		$67,754		$67,708		$67,687		$67,580		$67,541		$63,009
Per share		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15		$0.15		$0.14
Total assets		$6,905,479		$6,759,906		$6,587,595		$6,448,695		$6,470,033		$6,296,151		$6,046,740		$5,981,466
Total liabilities		$93,025		$42,231		$38,783		$31,894		$120,572		$46,034		$42,387		$38,202
Total shareholders' equity		$6,812,454		$6,717,675		$6,548,812		$6,416,801		$6,349,461		$6,250,117		$6,004,353		$5,943,264

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 29 of this MD&A.
4)
Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound. During the first quarter of 2023, the company reversed $1.0 million of the inventory write-down for the inventory that was sold resulting in a decrease of $3.18 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [13]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended March 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	43,677	35,966		$1,904		$420		$330	$68,475	$41,471	$53,355	$2,371,378
Sudbury [4]	6,221	4,368		1,904		400		1,025	8,317	2,095	6,346	278,941
Constancia	6,905	6,579		1,904		416		316	12,526	7,710	9,788	93,506
San Dimas	10,754	10,651		1,904		624		260	20,279	10,865	13,629	153,101
Stillwater	1,960	2,094		1,904		334		510	3,987	2,220	3,288	214,783
Other [5]	3,520	2,947		1,904		1,385		86	5,612	1,278	1,155	525,338
	73,037	62,605		$1,904		$496		$360	$119,196	$65,639	$87,561	$3,637,047
Silver
Peñasquito	2,077	1,483		$22.84		$4.43		$4.06	$33,872	$21,276	$27,303	$287,647
Antamina	872	814		22.84		4.55		7.06	18,594	9,142	14,888	539,623
Constancia	552	366		22.84		6.14		6.24	8,353	3,825	6,107	190,664
Other [6]	1,426	1,086		22.87		5.96		2.53	24,859	15,637	20,047	450,412
	4,927	3,749		$22.85		$5.07		$4.48	$85,678	$49,880	$68,345	$1,468,346
Palladium
Stillwater	3,705	2,946		$1,607		$294		$408	$4,735	$2,666	$3,870	$225,609
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,440
Cobalt
Voisey's Bay	124	323		$15.04		$3.30 ⁷		$13.85	$4,856	$(684)	$4,485	$356,447
Operating results									$214,465	$117,501	$164,261	$5,696,889
Other
General and administrative										$(10,099)	$(14,052)
Share based compensation										(7,397)	(16,675)
Donations and community investments										(1,378)	(1,408)
Finance costs										(1,378)	(1,067)
Other										7,562	7,389
Income tax										6,580	(3,344)
Total other										$(6,110)	$(29,157)	$1,208,590
										$111,391	$135,104	$6,905,479

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests and the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Cash cost per pound of cobalt sold during the first quarter of 2023 was net of a previously recorded inventory write-down of $1 million, resulting in a decrease of $3.18 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [14]

On a GEO basis, results for the Company for the three months ended March 31, 2023 were as follows:
Three Months Ended March 31, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	141,831	117,383	$ 1,827	$ 443	$ 1,384	$ 383	$ 1,001

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

Three Months Ended March 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,883	42,513		$1,872		$416		$334	$79,564	$47,684	$61,869	$2,423,755
Sudbury [4]	5,362	3,712		1,861		400		1,092	6,909	1,370	5,425	303,115
Constancia	6,311	10,494		1,872		412		271	19,641	12,471	15,482	100,944
San Dimas	10,461	10,070		1,872		618		260	18,846	10,008	12,621	164,110
Stillwater	2,497	2,628		1,872		329		429	4,918	2,926	4,054	218,657
Other [5]	8,540	8,484		1,862		771		25	15,797	9,048	8,822	404,729
	78,054	77,901		$1,870		$477		$321	$145,675	$83,507	$108,273	$3,615,310
Silver
Peñasquito	2,219	2,188		$24.10		$4.36		$3.57	$52,727	$35,387	$43,188	$314,217
Antamina	1,260	1,468		24.09		4.94		7.06	35,359	17,747	27,759	569,691
Constancia	506	644		24.10		6.08		6.33	15,513	7,526	11,913	201,811
Other [6]	2,240	1,253		24.52		6.07		3.45	30,733	18,797	23,874	589,875
	6,225	5,553		$24.19		$5.10		$4.78	$134,332	$79,457	$106,734	$1,675,594
Palladium
Stillwater	4,488	4,075		$2,339		$394		$399	$9,533	$6,303	$7,930	$231,203
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$4,820
Cobalt
Voisey's Bay	234	511		$34.61		$5.76		$8.17	$17,704	$10,581	$3,263	$367,957
Operating results									$307,244	$179,848	$226,200	$5,894,884
Other
General and administrative										$(9,403)	$(15,128)
Share based compensation										(9,902)	-
Donations and community investments										(813)	(430)
Finance costs										(1,422)	(1,077)
Other										(170)	1,007
Income tax										(671)	(32)
Total other										$(22,381)	$(15,660)	$575,149
										$157,467	$210,540	$6,470,033

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Stratoni, Loma de La Plata, Copper World Complex and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [15]

On a GEO basis, results for the Company for the three months ended March 31, 2022 were as follows:

Three Months Ended March 31, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [2]	Cash Operating Margin ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [4]	165,555	159,082	$ 1,931	$ 440	$ 1,491	$ 361	$ 1,130
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.
3)	Refer to discussion on non-IFRS measure (iv) on page 32 of this MD&A.
4)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2023.

GEO Production
For the three months ended March 31, 2023, attributable GEO production was 141,800 ounces, with the 23,800 ounce decrease from the comparable period in 2022 being primarily attributable to the following factors:
•	15,600 ounce or 41% decrease from the Other mines (comprised of 5,000 gold ounces and 815,000 silver ounces), primarily due to the closure of the 777 mine and the disposal of the Yauliyacu PMPA;
•	5,000 ounce or 31% decrease from Antamina (388,000 silver ounces), primarily due to lower grades, consistent with their mine plan;
•	1,800 ounce or 6% decrease from Peñasquito (142,000 silver ounces), primarily due to lower recovery;
•
1,300 ounce or 19% decrease from Stillwater (comprised of 500 gold ounces and 800 palladium ounces), primarily attributable to lower throughput with Sibanye reporting that on March 13, 2023, an incident occurred at the Stillwater mine during scheduled non-routine maintenance resulting in structural damage to the shaft headgear, winder house and winder rope, resulting in production from the Stillwater West mine below the 50 level being suspended for approximately five weeks, impacting production in the first quarter, though it has since recommenced; and

•
1,100 ounce or 47% decrease from Voisey's Bay (110,000 cobalt pounds), primarily attributable to lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project; partially offset by

•
1,200 ounce or 9% increase from Constancia (comprised of 600 gold ounces and 46,000 silver ounces), primarily due to higher throughput and grades, with Hudbay reporting that full mining activities resumed in the Pampacancha pit in February and the period of higher stripping from March to June is progressing well, with mining of higher-grade ore now expected in the second quarter of 2023, slightly ahead of schedule.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [16]

Net Earnings
For the three months ended March 31, 2023, net earnings amounted to $111 million, with the $46 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended March 31, 2022		$157,467
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(9,079)
Payable silver production	(30,570)
Payable palladium production	(891)
Payable cobalt production	(3,557)
Total payable production		$(44,097)
Changes in inventory and PBND		(37,299)
Prices realized per ounce sold		(11,383)
Total decrease to revenue		$(92,779)
Variance in cost of sales due to:
Sales volume		$33,548
Sales mix differences		(322)
Cash cost per ounce		(344)
Depletion per ounce		(2,450)
Total decrease to cost of sales		$30,432
Total decrease to gross margin		$(62,347)
Other variances
General and administrative expenses (see page 18)		(696)
Share based compensation (see page 18)		2,505
Donations and community investment (see page 19)		(565)
Other income / expense (see page 19)		7,732
Finance costs (see page 19)		44
Income taxes (see page 20)		7,251
Total decrease in net earnings		$(46,076)
Net earnings for the three months ended March 31, 2023		$111,391

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [17]

General and Administrative

	Three Months Ended March 31
(in thousands)	2023	2022
Corporate
Salaries and benefits	$ 3,860	$ 4,238
Depreciation	288	287
Professional fees	514	493
Business travel	341	102
Director fees	333	321
Employer health tax	574	317
Audit and regulatory	832	829
Insurance	538	507
Other	1,064	894
General and administrative - corporate	$ 8,344	$ 7,988
Subsidiaries
Salaries and benefits	$ 1,161	$ 1,108
Depreciation	103	106
Professional fees	71	93
Business travel	53	5
Director fees	52	50
Insurance	16	14
Other	299	39
General and administrative - subsidiaries	$ 1,755	$ 1,415
Consolidated general and administrative	$ 10,099	$ 9,403

General and administrative expenses for the three months ended March 31, 2023 were consistent with 2022.

Share Based Compensation

	Three Months Ended March 31
(in thousands)	2023	2022
Equity settled share based compensation
Stock options	$ 631	$ 534
Restricted share units	911	808
Cash settled share based compensation
PSUs	5,855	8,560
Total share based compensation	$ 7,397	$ 9,902

For the three months ended March 31, 2023, share based compensation decreased by $3 million relative to the comparable period in the previous year with the decrease during the three month period being primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

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Donations and Community Investments

	Three Months Ended March 31
(in thousands)	2023	2022
Local donations and community investments [1]	$ 535	$ 498
Partner donations and community investments [2]	843	250
COVID-19 and community support and response fund	-	65
Total donations and community investments	$ 1,378	$ 813

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.

Other (Income) Expense

	Three Months Ended March 31
(in thousands)	2023	2022
Interest income	$ (6,931)	$ (82)
Dividend income	(217)	(112)
Foreign exchange (gain) loss	(273)	414
(Gain) loss on fair value adjustment of share purchase warrants held	(175)	743
Other	34	(793)
Total other (income) expense	$ (7,562)	$ 170

Finance Costs

	Three Months Ended March 31
(in thousands)	2023	2022
Costs related to undrawn credit facilities	$ 1,316	$ 1,342
Interest expense - lease liabilities	17	26
Letter of guarantee	45	54
Total finance costs	$ 1,378	$ 1,422

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [19]

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2023	2022
Current income tax expense (recovery)	$ (2,641)	$ 899
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ 1,361	$ 6,273
Write down (reversal of write down) or recognition of prior period temporary differences	(5,300)	(6,501)
Total deferred income tax expense (recovery)	$ (3,939)	$ (228)
Total income tax expense (recovery) recognized in net earnings	$ (6,580)	$ 671

For the three months ended March 31, 2023, there is a current income tax recovery in net earnings of $3 million, which reflects the expected carryback of a loss for tax purposes to the 2022 tax year to offset taxable income resulting from the disposition of the Keno Hill PMPA. The Company has also reflected a deferred tax recovery in net earnings, which partially offsets a deferred tax expense in the statement of OCI of $4 million resulting from the unrealized gains on long-term investments in equity instruments.

The movement in current income taxes payable for the three months ended March 31, 2023 is as follows:

(in thousands)	Current Taxes Payable
Current taxes payable - December 31, 2022	$ (2,763)
Current income tax recovery - income statement	2,641
Income taxes paid	3,344
Foreign exchange adjustments	6
Current taxes recoverable - March 31, 2023	$ 3,228

Update on Global Minimum Tax
On March 28, 2023, as part of the Canadian Federal Budget, the Canadian federal government confirmed its commitment to implement a 15% global minimum tax for fiscal years that begin on or after December 31, 2023, which would apply to the income of the Company’s non-Canadian subsidiaries.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [20]

Liquidity and Capital Resources1
As at March 31, 2023, the Company had cash and cash equivalents of $800 million (December 31, 2022 - $696 million) and no debt outstanding under its Revolving Facility (December 31, 2022 - $NIL).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended March 31, 2023
Cash Flows From Operating Activities
During the three months ended March 31, 2023, the Company generated operating cash flows of $135 million, with the $75 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended March 31, 2022	$210,540
Variance attributable to revenue (see page 17):	$(92,779)
Changes in accounts receivable	16,002
Total decrease to cash inflows attributable to sales	$(76,777)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$18,015
Sales mix differences	357
Cost per ounce	(344)
Changes in working capital, excluding accounts receivable	(3,190)
Total decrease to cash outflows attributable to cost of sales	$14,838
Total decrease to net cash inflows attributable to gross margin	$(61,939)
Other variances:
General and administrative	1,076
Donation and community investment	(978)
Share based compensation - PSUs	(16,675)
Finance costs	10
Income taxes	(3,312)
Other	6,382
Total decrease to net cash inflows	$(75,436)
Operating cash inflow for the three months ended March 31, 2023	$135,104

Share Based Compensation – PSUs Variance
The increase to cash outflows relative to PSUs was due to the PSUs being paid during the first quarter of 2023, while during 2022 they were paid during the second quarter.

Other Variance
The increase to cash inflows relative to Other during the period was due to amounts of interest earned on the Company’s cash deposits.

Cash Flows From Financing Activities
During the three months ended March 31, 2023, the Company had net cash inflows from financing activities of $9 million, which was primarily the result of the proceeds from the exercise of stock options in the amount of $9 million. During the three months ended March 31, 2022, the Company had net cash inflows from financing activities of $6 million, which was primarily the result of the proceeds from the exercise of stock options in the amount of $6 million.

Cash Flows From Investing Activities
During the three months ended March 31, 2023, the Company had net cash outflows from investing activities of $41 million, which was primarily the result of a (i) $31 million payment to Sabina for the Goose PMPA; (ii) a $1 million advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (iii) payments totaling $8 million for the acquisition of long-term equity investments. During the three months ended March 31, 2022, the Company had net cash outflows from investing activities of $66 million which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $16 million payment to Gen Mining for the Marathon PMPA, a $25 million payment to Rio2 for the Fenix PMPA and a $4 million payment to Aris for the Marmato PMPA; (ii) a $1 million

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [21]

advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (iii) payments totaling $20 million for the acquisition of long-term equity investments.

Conclusion
In the opinion of management, the $800 million of cash and cash equivalents as at March 31, 2023, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 23 and 24 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [22]

Contractual Obligations and Contingencies1

Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased					Per Unit of Measurement Cash Payment [1]					Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Platinum	Gold	Silver	Palladium	Cobalt	Platinum
Peñasquito	0%	25%	0%	0%	0%	n/a	$4.43	n/a	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	0%	$416 ²	$6.14 ²	n/a	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	0%	$420	n/a	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	0%	$400	n/a	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	0%	n/a	20%	n/a	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable ³	0% ³	0%	0%	0%	$624	n/a	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% ⁴	0%	0%	18% ⁵	n/a	18% ⁵	n/a	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁶	0%	n/a	n/a	n/a	18% ⁷	n/a	Life of Mine	11-Jun-18
Marathon	100% ⁸	0%	0%	0%	22% ⁸	18% ⁵	n/a	n/a	n/a	18% ⁵	Life of Mine	26-Jan-22
Other
Los Filos	0%	100%	0%	0%	0%	n/a	$4.60	n/a	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	0%	n/a	$4.60	n/a	n/a	n/a	Life of Mine	8-Dec-04
Stratoni	0%	100%	0%	0%	0%	n/a	$11.54	n/a	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	0%	n/a	$4.42	n/a	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% ⁹	0%	0%	0%	n/a	50%	n/a	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹⁰	100%	0%	0%	0%	65% ¹¹	$4.39 ¹¹	n/a	n/a	n/a	Life of Mine	20-Nov-08
Pascua-Lama	0%	25%	0%	0%	0%	n/a	$3.90	n/a	n/a	n/a	Life of Mine	8-Sep-09
Copper World	100%	100%	0%	0%	0%	$450	$3.90	n/a	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	0%	n/a	$4.00	n/a	n/a	n/a	Life of Mine	n/a ¹²
Marmato	10.5% ¹³	100% ¹³	0%	0%	0%	18% ¹⁴	18% ¹⁴	n/a	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% ¹⁵	0%	0%	0%	n/a	10%	n/a	n/a	n/a	Life of Mine	11-Dec-20
Santo Domingo	100% ¹⁶	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	24-Mar-21
Fenix	6% ¹⁷	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	15-Nov-21
Blackwater	8% ¹⁸	50% ¹⁸	0%	0%	0%	35%	18% ⁵	n/a	n/a	n/a	Life of Mine	13-Dec-21
Curipamba	50% ¹⁹	75% ¹⁹	0%	0%	0%	18% ⁵	18% ⁵	n/a	n/a	n/a	Life of Mine	17-Jan-22
Goose	2.78% ²⁰	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	8-Feb-22
Early Deposit
Toroparu	10%	50%	0%	0%	0%	$400	$3.90	n/a	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% ²¹	100% ²¹	0%	0%	0%	$450	$5.90	n/a	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100%	100%	0%	0%	0%	20%	20%	n/a	n/a	n/a	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)
Effective January 12, 2023, the cash payment per ounce of gold and silver delivered was at 90% of the spot price until February 28, 2023. The parties are currently in discussions in connection with a possible restructuring of the Minto PMPA and as a result, the cash payment per ounce of gold delivered will be maintained at 90% during the negotiation period, with the production payment for silver reverting to the price under the existing Minto PMPA. In the event that the parties are unable to agree to terms for the restructuring, the production payment for gold will remain as set out in the existing Minto PMPA, being 65% of spot price of gold.

12)	Terms of the agreement not yet finalized.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [23]

13)
Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

14)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
15)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
16)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
17)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

18)
Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

19)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

20)
During Q2-2023, B2Gold completed its acquisition of all the issued and outstanding common shares of Sabina, and in conjunction with this acquisition B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million. In connection with the exercise of the option, once the Company has received 87,100 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 1.44%, and once the Company has received 134,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.0% for the life of mine.

21)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2023	2024 - 2025	2026 - 2027	After 2027	Total
Payments for mineral stream interests
Salobo [2]	$552,000	$-	$-	$-	$552,000
Blackwater	70,500	70,500	-	-	141,000
Marathon	59,121	88,681	-	-	147,802
Goose	31,250	-	-	-	31,250
Marmato	-	122,000	-	-	122,000
Santo Domingo	-	260,000	-	-	260,000
Copper World [3]	-	231,150	-	-	231,150
Curipamba	-	-	162,500	-	162,500
Fenix Gold	-	-	-	25,000	25,000
Loma de La Plata	-	-	-	32,400	32,400
Payments for early deposit mineral stream interest
Cotabambas	250	-	-	126,000	126,250
Toroparu	-	138,000	-	-	138,000
Kutcho	-	-	-	58,000	58,000
Leases liabilities	658	1,179	-	-	1,837
Total contractual obligations	$713,779	$911,510	$162,500	$241,400	$2,029,189

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)
As more fully explained below, assuming the Salobo III expansion project results in throughput being expanded beyond 35 Mtpa by January 1, 2024, the Company would expect to pay an expansion payment of $552 million.

3)	Figure includes contingent transaction costs of $1 million.

Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which will increase the mill throughput by 50%. Vale reports the Salobo Expansion successfully commenced at the end of 2022. The project consists of two lines, both of which are already in operation, and is expected to reach full capacity in the fourth quarter of 2024.
Under the terms of the Salobo PMPA, if actual throughput is expanded above 32 Mtpa by January 1, 2031, then Wheaton will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by January 1, 2024. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan.
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Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater project, subject to customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $148 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Goose
Under the terms of the Goose PMPA, the Company is committed to pay an additional upfront cash payment of $31.25 million, which was made April 4, 2023.

On April 12, 2023, Sabina announced that its shareholders approved the proposed acquisition by B2Gold of all the issued and outstanding common shares of Sabina. The transaction closed April 19, 2023. Subsequent to closing, B2Gold exercised the option to acquire 33% of the stream under the Goose PMPA in exchange for a cash payment in the amount of $46 million, resulting in a gain on partial disposal of the Goose PMPA in the amount of $5 million.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp. (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.5 million, which includes $500,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.

On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.
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Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million, including $250,000 which will be advanced once certain conditions have been met. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.

1 The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.
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From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital
During the three months ended March 31, 2023, the Company received proceeds of $9 million from the exercise of 397,636 share purchase options at a weighted average exercise price of Cdn$31.17 per option. During the three months ended March 31, 2022, a total of 329,480 share purchase options were exercised at a weighted average exercise price of Cdn$28.84 per option, resulting in total cash proceeds to the Company in the amount of $7 million, $2 million of which was received during the second quarter of 2022.
During the three months ended March 31, 2023, the Company released 59,672 RSUs, as compared to 87,838 RSUs during the comparable period of the previous year.
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

As of May 4, 2023, there were 452,838,127 outstanding common shares, 1,387,458 share purchase options and 382,964 restricted share units. The 10,000,000 share purchase warrants expired on February 28, 2023 unexercised.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at March 31, 2023, the Company has not issued any shares under the ATM program.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

New Accounting Standards Effective in 2023
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:
•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
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The implementation of this amendment did not have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policy information, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. This amendment did not have a significant impact to the Company’s condensed interim consolidated financial statements.

Future Changes to Accounting Policies
The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. The implementation of this amendment is not expected to have a material impact on the Company.

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Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2023	2022
Net earnings	$111,391	$157,467
Add back (deduct):
(Gain) loss on fair value adjustment of share purchase warrants held	(175)	743
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	-	793
Income tax (expense) recovery recognized in the Statement of OCI	(3,954)	(194)
Income tax expense (recovery) resulting from disposal of Mineral Stream Interest, net of above	(2,672)	-
Other	(159)	(802)
Adjusted net earnings	$104,431	$158,007
Divided by:
Basic weighted average number of shares outstanding	452,370	450,915
Diluted weighted average number of shares outstanding	453,159	451,953
Equals:
Adjusted earnings per share - basic	$0.231	$0.350
Adjusted earnings per share - diluted	$0.230	$0.350

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ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2023	2022
Cash generated by operating activities	$135,104	$210,540
Divided by:
Basic weighted average number of shares outstanding	452,370	450,915
Diluted weighted average number of shares outstanding	453,159	451,953
Equals:
Operating cash flow per share - basic	$0.299	$0.467
Operating cash flow per share - diluted	$0.298	$0.466

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iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022
Cost of sales	$96,964	$127,396
Less: depletion	(45,000)	(57,402)
Cash cost of sales	$51,964	$69,994
Cash cost of sales is comprised of:
Total cash cost of gold sold	$31,035	$37,133
Total cash cost of silver sold	18,997	28,314
Total cash cost of palladium sold	866	1,603
Total cash cost of cobalt sold	1,066	2,944
Total cash cost of sales	$51,964	$69,994
Divided by:
Total gold ounces sold	62,605	77,901
Total silver ounces sold	3,749	5,553
Total palladium ounces sold	2,946	4,075
Total cobalt pounds sold	323	511
Equals:
Average cash cost of gold (per ounce)	$496	$477
Average cash cost of silver (per ounce)	$5.07	$5.10
Average cash cost of palladium (per ounce)	$294	$394
Average cash cost of cobalt (per pound)	$3.30	$5.76

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iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022
Total sales:
Gold	$119,196	$145,675
Silver	$85,678	$134,332
Palladium	$4,735	$9,533
Cobalt	$4,856	$17,704
Divided by:
Total gold ounces sold	62,605	77,901
Total silver ounces sold	3,749	5,553
Total palladium ounces sold	2,946	4,075
Total cobalt pounds sold	323	511
Equals:
Average realized price of gold (per ounce)	$1,904	$1,870
Average realized price of silver (per ounce)	$22.85	$24.19
Average realized price of palladium (per ounce)	$1,607	$2,339
Average realized price of cobalt (per pound)	$15.04	$34.61
Less:
Average cash cost of gold [1] (per ounce)	$(496)	$(477)
Average cash cost of silver [1] (per ounce)	$(5.07)	$(5.10)
Average cash cost of palladium [1] (per ounce)	$(294)	$(394)
Average cash cost of cobalt [1] (per pound)	$(3.30)	$(5.76)
Equals:
Cash operating margin per gold ounce sold	$1,408	$1,393
As a percentage of realized price of gold	74%	74%
Cash operating margin per silver ounce sold	$17.78	$19.09
As a percentage of realized price of silver	78%	79%
Cash operating margin per palladium ounce sold	$1,313	$1,945
As a percentage of realized price of palladium	82%	83%
Cash operating margin per cobalt pound sold	$11.74	$28.85
As a percentage of realized price of cobalt	78%	83%

1)	Refer to discussion on non-IFRS measure (iii) on page 31 of this MD&A.

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Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per common share declared in the prior quarter, which was $0.15 per share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 4, 2023, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on May 19, 2023 and is expected to be distributed on or about June 2, 2023. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Controls and Procedures
Disclosure Controls and Procedures
Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2023. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of March 31, 2023.

Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of March 31, 2023.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2023 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all
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potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2022, unless otherwise noted.
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Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,31)

		December 31, 2022 (6)										December 31, 2021
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	188.8	0.40	2.43	645.5	0.34	7.06	834.3	0.35	9.48	76%	850.1	0.35	9.60
Stillwater (13)	100%	10.0	0.36	0.12	50.3	0.37	0.60	60.2	0.37	0.72	69%	68.3	0.34	0.74
Constancia	50%	222.7	0.06	0.44	23.4	0.04	0.03	246.1	0.06	0.47	61%	260.5	0.07	0.55
Sudbury (11)	70%	8.4	0.50	0.13	22.1	0.26	0.19	30.4	0.33	0.32	75%	22.8	0.45	0.33
San Dimas (14)	25%	0.7	3.51	0.07	0.4	3.03	0.04	1.1	3.32	0.12	95%	1.0	3.87	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	2.1	3.19	0.21
Blackwater (11,27)	8%	19.3	0.74	0.46	0.5	0.80	0.01	19.8	0.74	0.47	91%	19.8	0.74	0.47
Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	117.7	0.07	0.26
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	2.78%	0.2	5.54	0.04	0.3	6.29	0.06	0.5	5.97	0.10	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.1	0.52	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	6.9	0.49	0.11
Total Gold				4.42			8.96			13.39				13.52
Silver
Peñasquito (10)	25%	26.1	38.0	31.9	53.0	32.0	54.6	79.1	34.0	86.5	86%	90.5	33.8	98.5
Constancia	100%	445.3	3.0	43.1	46.8	2.8	4.3	492.1	3.0	47.4	70%	521.0	3.1	51.7
Antamina (10,11,18)	33.75%
Copper		38.6	7.0	8.7	24.9	8.0	6.4	63.6	7.4	15.1	75%	72.5	7.6	17.7
Copper-Zinc		13.8	13.0	5.8	17.9	15.0	8.6	31.7	14.1	14.4	75%	40.9	14.0	18.4
Zinkgruvan	100%
Zinc		3.7	73.2	8.6	5.6	66.0	12.0	9.3	68.9	20.6	83%	10.3	85.6	28.3
Copper		1.6	33.4	1.7	0.1	38.9	0.1	1.7	33.6	1.8	70%	2.2	32.3	2.3
Neves-Corvo	100%
Copper		3.1	32.7	3.3	18.1	33.3	19.4	21.2	33.2	22.6	24%	25.1	31.4	25.3
Zinc		3.4	69.4	7.5	18.9	61.8	37.6	22.3	62.9	45.1	30%	24.8	63.1	50.2
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.7	277.8	5.8	0.4	265.1	3.6	1.1	272.8	9.5	94%	1.0	315.3	9.7
Cozamin (11,20)	50%
Copper		-	-	-	4.6	42.6	6.3	4.6	42.6	6.3	86%	5.4	45.6	8.0
Zinc		-	-	-	0.5	50.8	0.9	0.5	50.8	0.9	60%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	104.2	8.5	28.5
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	19.7	6.9	4.4
Copper World Complex (21)
Rosemont	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Total Silver				240.6			242.0			482.7				530.4
Palladium
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.5	10.6	0.50	1.8	10.6	0.60	90%	2.0	9.7	0.63
Total Palladium				0.10			0.50			0.60				0.63
Platinum
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	25.9	0.2	0.17
Total Platinum				0.16			0.01			0.18				0.17
Cobalt
Voisey's Bay (11,22)	42.4%	5.5	0.12	14.1	7.5	0.12	19.1	13.0	0.12	33.2	84%	11.4	0.12	31.4
Total Cobalt				14.1			19.1			33.2				31.4

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [35]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,31)

		December 31, 2022 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	28.2	0.15	0.14	369.1	0.24	2.85	397.3	0.23	2.98	162.1	0.30	1.56
Stillwater (13)	100%	19.3	0.27	0.17	19.1	0.22	0.13	38.3	0.25	0.30	114.0	0.34	1.25
Constancia	50%	63.8	0.05	0.10	70.5	0.04	0.09	134.3	0.04	0.19	32.1	0.05	0.06
Sudbury (11)	70%	2.3	1.16	0.08	3.5	0.48	0.05	5.8	0.74	0.14	2.0	0.47	0.03
San Dimas (14)	25%	-	-	-	0.1	1.97	0.01	0.1	1.97	0.01	1.1	3.57	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.14
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	2.1	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	30.2	0.07	0.06	39.6	0.06	0.08	69.8	0.06	0.14	19.1	0.04	0.03
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	2.78%	0.03	4.94	0.00	0.1	5.18	0.01	0.1	5.13	0.02	0.1	6.64	0.03
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,23)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Total Gold				0.87			4.63			5.50			4.63
Silver
Peñasquito (10)	25%	11.9	23.9	9.1	65.9	24.0	50.8	77.7	24.0	59.9	21.2	27.2	18.6
Constancia	100%	127.5	2.2	8.8	141.0	2.2	10.0	268.5	2.2	18.8	64.1	2.6	5.3
Antamina (10,11,18)	33.75%
Copper		29.7	8.0	7.6	108.2	9.0	31.3	137.9	8.8	38.9	207.4	9.2	61.2
Copper-Zinc		12.8	21.0	8.7	54.0	18.0	31.2	66.8	18.6	39.9	94.9	16.0	48.8
Zinkgruvan	100%
Zinc		2.9	56.1	5.2	6.7	66.3	14.3	9.6	63.3	19.5	17.6	91.0	51.6
Copper		1.9	32.0	1.9	0.4	34.9	0.5	2.3	32.5	2.4	0.3	27.0	0.2
Neves-Corvo	100%
Copper		5.3	48.3	8.2	30.5	48.9	47.9	35.7	48.8	56.1	14.2	29.1	13.3
Zinc		6.4	62.6	12.9	37.4	57.5	69.1	43.8	58.3	82.0	3.9	64.1	8.0
San Dimas (14)	25%	-	-	-	0.1	183.3	0.6	0.1	183.3	0.6	1.1	306.4	10.5
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Cozamin (11,20)	50%
Copper		0.2	53.8	0.3	3.4	42.4	4.6	3.6	43.0	4.9	2.4	41.5	3.2
Zinc		-	-	-	1.4	36.5	1.6	1.4	36.5	1.6	1.4	33.8	1.8
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.7	3.2	1.8
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (21)	100%
Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7
Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Total Silver				117.3			554.7			672.0			325.6
Palladium
Stillwater (11,13)	4.5%	0.19	8.1	0.05	0.2	6.1	0.04	0.4	7.1	0.09	1.1	9.5	0.35
Total Palladium				0.05			0.04			0.09			0.35
Platinum
Marathon (11,28)	22.0%	7.14	0.2	0.04	9.4	0.1	0.04	16.5	0.1	0.08	4.3	0.1	0.01
Total Platinum				0.04			0.04			0.08			0.01
Cobalt
Voisey's Bay (11,22)	42.4%	1.6	0.05	1.5	-	-	-	1.6	0.05	1.5	2.4	0.15	7.8
Total Cobalt				1.5			-			1.5			7.8

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [36]

Notes on Mineral Reserves & Mineral Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project and Goose project report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2022 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.
Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018.  Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.
c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.
d.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
e.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.
f.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.
g.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.
h.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.
i.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
j.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.
k.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.
l.	Mineral Resources Metates royalty are reported as of January 28, 2023.
m.	Mineral Resources for the Minto mine are reported as of March 31, 2021.
n.	Mineral Resources and Mineral Reserves for the Copper World Complex Rosemont project are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.
o.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.
p.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2022.
q.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.
7.
Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.
b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.
c.	Blackwater project – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.
e.	Copper World Complex Rosemont project – NSR cut-off of $6.00 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.
f.
Cozamin mine - NSR cut-offs of $60.54 per tonne for long-hole stoping and $65.55 per tonne for cut and fill mining, all assuming $3.55 per pound copper, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.

g.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.
h.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.
i.	Goose project:
i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.
ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.
iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.
iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [37]

j.
Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

k.
Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 - $96.60 per tonne for the underground mines, assuming $1,450 per ounce gold and $18.00 per ounce silver.

l.	Marathon project - NSR cut-off of Cdn $16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.
m.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.
n.
Neves-Corvo mine – NSR cut-offs ranging from EUR 44 to 60 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

o.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
p.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.
q.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.
r.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.
s.	Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.
t.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.
u.
Voisey’s Bay mines – NSR cut-offs of Cdn $32 per tonne for Ovoid & Southeast Extension, Cdn$230 per tonne for Reid Brook, Cdn$250 per tonne for Eastern Deeps and Cdn$28 per tonne for Discovery Hill all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

v.
Zinkgruvan mine – NSR cut-offs ranging from SEK 750 to 950 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.
b.	Antamina mine - $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.
c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.
e.
Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

f.
Copper World Complex – NSR cut-off of $5.70 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for the Rosemont project and 0.1% copper cut-off assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for the Copper World project.

g.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.
h.	Cozamin mine – NSR cut-off of $59 per tonne assuming $3.75 per pound copper, $22.00 per ounce silver, $1.00 per pound lead and $1.35 per pound zinc.
i.
Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

j.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.
k.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.
l.
Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

m.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
n.
Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

o.
Marathon project – NSR cut-off of Cdn $15.00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.  NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

p.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.
q.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.
r.	Minto mine – NSR cut-off of Cdn $35.00 per tonne for open pit and Cdn $70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.
s.
Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

t.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
u.	Peñasquito mine - $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.
v.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.
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w.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.
x.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
y.
Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill.

z.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.
aa.
Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

bb.	Toroparu project – 0.50 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.
cc.	Voisey’s Bay mines – NSR cut-off of Cdn $28 per tonne for Discovery Hill and Cdn $230 per tonne for Reid Brook, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.
dd.
Zinkgruvan mine – NSR cut-offs ranging from SEK 515 to 710 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 580 to 600 per tonne for the copper Mineral Resources assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:
a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 21, 2023.
b.	Peñasquito – Newmont’s December 31, 2022 Resources and Reserves press release dated February 23, 2023 and
c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.
11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.
The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:
a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter.  Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.
The Company’s PMPA with Aris Mining, is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.
18.
The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
20.
The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis.

21.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material from Rosemont or the Leach material from Copper World.
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [39]

22.
The Voisey’s Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

23.
The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

24.
The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR will increase to 2.75%.  Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn $2.0M.  Attributable resources have been calculated on the 2.0% / 2.75% basis.

25.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis.

26.
The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

27.
The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

28.
The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

29.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

30.
In connection with Sabina’s exercise of its option to repurchase 33% of the gold stream on a change in control,  the gold delivery obligations under the Company’s PMPA with Sabina, a subsidiary of B2 Gold, were reduced so that Sabina will deliver gold equal to 2.78% of the gold production until 87.1 thousand ounces are delivered, then 1.44% until 134 thousand ounces are delivered and 1.0% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 2.78% / 1.44% / 1.0% basis.

31.
Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company's assessment of taxes payable or receivable and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [41]

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•	risks relating to the potential implementation of a 15% global minimum tax;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	risks related to climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	risks associated with environmental, social and governance matters;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•	risks related to the market price of the Common Shares of Wheaton;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
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•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•
that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR at www.sedar.com. Wheaton’s Mineral
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [43]

Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards of the SEC generally applicable to U.S. companies. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.
WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [44]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: LSE

DIRECTORS
GEORGE BRACK, Chairman
JOHN BROUGH
JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com
AUDITORS
Deloitte LLP
Vancouver, BC
INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations
T:  1 604 684 9648
TF: 1 844 288 9878
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

WHEATON PRECIOUS METALS 2023 1ST QUARTER REPORT - MANAGEMENT DISCUSSION & ANALYSIS [46]

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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